Exhibit 99.1

Liquid Media Partners with Arcana Studios, Grows Video on Demand Content

Vancouver, BC – August 18, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the ongoing addition of content to its Reelhouse Animation Playlist, the Company’s Video on Demand (“VOD”) service focusing on beautifully crafted animated stories. This latest growth to the Reelhouse content library comes via a partnership with Arcana Studios (“Arcana”), an entertainment company founded by Sean O’Reilly in 2004.

O’Reilly, who the legendary Stan Lee once referred to as a “version of myself,” has created a library of 11 internally developed titles and over 5,000 characters within Arcana. The Arcana titles hosted on Reelhouse are expected to continue expanding the platform’s footprint across content verticals, reaching new audiences, and delivering quality content as the streaming platform grows its reputation.

“Liquid continues to deliver on its determination to disrupt the fragmented entertainment industry,” said Sean O’Reilly, founder and CEO of Arcana. “Reelhouse furthers my farm-to-fork vision for Arcana to do everything in-house by presenting the opportunity to unlock further value for my content and both control and monetize the distribution.”

“We have been following Sean’s success for years now, and are very excited about our partnership and continuing growth together,” said Daniel Cruz, co-founder and CFO of Liquid. “With a deep pool of talent and a vertically integrated studio, Sean has perfectly captured and executed on the advantages that Hollywood North has to offer.”

In what is mutually envisioned to be the first step in a multi-stage partnership between the two companies, Arcana has agreed to contribute to the expanding Reelhouse animation playlist content library. Arcana is also continuing to build a pipeline of intellectual property that Liquid aims to offer via its Reelhouse platform.

The total value of the global animation market reached USD$264-billion in 2019, with the streaming market accounting for USD$3.5-billion and growing at 8% annually. Driven by advancements in technology, as well as the accessibility and affordability of communications devices and internet access, the global market value is expected to reach USD$405-billion in 2023.

To learn more about Reelhouse, visit www.reelhouse.org.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy

Basi (veteran Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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